NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES HIRES PHILIP WHARTON TO LEAD U.S. DEVELOPMENT

NEW YORK, May 9, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced the hiring of Philip Wharton as Senior Vice President, Development, U.S. Commercial Operations.

In this role, Mr. Wharton will oversee all strategic initiatives pertaining to Brookfield’s 10-million-square-foot U.S. development pipeline.  This includes the company’s 5.4-million-square-foot Manhattan West project on Midtown Manhattan's west side.  Mr. Wharton will also be involved in various redevelopment projects across the country, including 2001 M Street in Washington DC, and will be responsible for further growing Brookfield’s development pipeline in the company’s core operating markets.

“Phil Wharton’s notable track record and expertise in real estate development will be a major asset for Brookfield as we advance our U.S. development projects and initiate certain strategic redevelopments,” said Dennis Friedrich, president and global chief investment officer of Brookfield Office Properties.

Mr. Wharton joins Brookfield from AvalonBay Communities, a $10 billion equity cap real estate investment trust specializing in multifamily projects across the United States.  In a senior role at AvalonBay for eight years, Mr. Wharton sourced and executed multifamily projects in the boroughs of New York City and Westchester.  Prior to joining AvalonBay, Mr. Wharton held senior roles at LCOR, Lend Lease and Lincoln Property Company, working extensively on major office and residential projects.  Altogether, Mr. Wharton has accrued an impressive 30-year career in real estate development to date.

Mr. Wharton holds a bachelor's degree from Harvard College and an MBA from the Wharton School of Business at the University of Pennsylvania.

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Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com